15026572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 26 2015
17 REGISTRATIONS BRANCH

SEC FILE NUMBER
8- 32162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2014 (MM/DD/YY) AND ENDING 03/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairport Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14358 N. Frank Lloyd Wright Blvd., Ste B-14
(No. and Street)

Scottsdale (City) AZ (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pat Conway 480-247-6874
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720 (Address) Sugar Land (City) TX (State) 77478 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 5/28

ty 5/28

Fairport Capital Inc.

Report Pursuant to Rule 17A-5 of

The Securities and Exchange Commission

March 31, 2015

Fairport Capital, Inc.

OATH OR AFFIRMATION

I, Patrick A. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairport Capital, Inc., as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CHRISTINE ABDULLAH
NOTARY PUBLIC - ARIZONA
Maricopa County
My Commission Expires
January 30, 2018

1-30-18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Fairport Capital Inc.
Table of Contents

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
and Board of Director
of Fairport Capital Inc.

I have audited the accompanying statements of financial condition of Fairport Capital Inc. (a "Corporation") as of March 31, 2015 and the related statements of income and changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairport Capital Inc. as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The audit were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary contained in supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
May 13, 2015

Nathan Tuttle

Nathan T Tuttle, CPA

Fairport Capital Inc.
Statements of Financial Condition
March 31, 2015 and 2014

	2015	2014
Assets		
Current assets		
Cash and equivalents	$ 116,121	$ 81,341
Commissions receivable	7,744	10,901
Prepaid rent	102	102
Deferred tax asset	-	1,083
Total current assets	123,967	93,427
Property and equipment		
Office equipment	5,864	5,526
Accumulated depreciation	(5,638)	(5,104)
Net property and equipment	226	422
Other assets		
Security deposit	1,200	1,200
Total other assets	1,200	1,200
Total assets	$ 125,393	$ 95,049
Liabilities and Shareholder's Equity		
Current liabilities		
Accounts payable	$ 87,548	$ 64,347
Accrued liabilities	7,874	3,000
Income taxes payable	2,356	600
Deferred tax liability	190	-
Total current liabilities	97,968	67,947
Shareholder's equity		
Common stock - authorized 5,000 shares no par value Issued and outstanding 2,000 shares	43,950	43,950
Treasury stock - at cost	(14,180)	(14,180)
Accumulated deficit	(2,345)	(2,668)
Total shareholder's equity	27,425	27,102
Total liabilities and shareholder's equity	$ 125,393	$ 95,049

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statements of Income and Changes in Retained Earnings
For the Years Ended March 31, 2015 and 2014

	2015	2014
Revenues		
Commisions and fees revenue	$ 776,265	$ 563,496
Interest income	57	141
Reimbursed expenses	12,697	6,524
Total revenues	789,019	570,161
Operating expenses		
Auto	16,733	14,510
Bank services charges	85	80
Client development	17,065	12,391
Commissions paid	675,981	466,763
Consulting	2,340	1,975
Contributions	2,031	475
Depreciation	534	421
Dues and subscriptions	1,163	105
Insurance	3,336	2,197
Licensing	-	22
Medical benefit plan	11,669	12,569
Office supplies	4,385	3,192
Other taxes	-	46
Postage	410	414
Professional fees	4,706	3,268
Regulatory fees	12,850	17,436
Rent	15,179	16,171
Telephone	5,964	4,659
Travel	10,686	11,813
Total operating expenses	785,117	568,507
Net income before taxes	3,902	1,654
Tax provision (benefit)		
Current tax provision	2,306	550
Deferred tax provision (benefit)	1,273	(325)
Total tax provision	3,579	225
Net income after taxes	323	1,429
Beginning accumulated deficit	(2,668)	(4,097)
Ending accumulated deficit	$ (2,345)	$ (2,668)

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statements of Cash Flows
For the Years Ended March 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:		
Net income	$ 323	$ 1,429
Adjustments to reconcile change in net income to cash provided (used) by operating activities:		
Depreciation	534	421
Deferred tax provision (benefit)	1,273	(325)
Decrease in commissions receivable	3,157	34,369
Decrease in other current assets	-	1,321
Increase (decrease) in accounts payable	23,201	(37,890)
Increase (decrease) in accrued liabilities	4,874	(9,626)
Increase in income taxes payable	1,756	-
Total adjustments	34,795	(11,730)
Net cash provided (used) by operating activities	35,118	(10,301)
Cash flows from investing activities:		
Purchase of equipment	(338)	-
Net cash used by investing activities	(338)	-
Net increase (decrease) in cash and cash equivalents	34,780	(10,301)
Beginning cash and cash equivalents	81,341	91,642
Ending cash and cash equivalents	$ 116,121	$ 81,341

See report of independent registered public accounting firm and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Fairport Capital Inc. (the "Company") was incorporated on March 6, 1984 in the State of Connecticut and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is qualified to underwrite and sell direct placement programs, mutual funds, and variable annuities. The Company does not carry customer accounts, hold funds or securities of, or for customers. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

During 2013 the Company relocated all operations from Connecticut to Arizona.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Commissions receivable - Commissions receivable are carried at cost. No allowance for uncollectable accounts is required at March 31, 2015 as management does not believe it is exposed to any risk of loss based upon its historical experience.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years.

Advertising – The Company's policy is to expense advertising as incurred.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Management does not believe it has any uncertain tax positions.

The Company's tax returns remain open to examination by regulatory authorities from March 31, 2012 to present.

Medical Reimbursement Plan - On October 1, 1984, the Company adopted a medical reimbursement plan. This plan will pay premiums on health insurance and disability insurance contracts and any medical, dental and optical expenses which are not reimbursed by insurance policies of any officers and their family of the Corporation.

Officer's Salaries - The officer of the Company is a sales representative for the Company and has elected to receive commissions in lieu of salary.

NOTE 3 - RELATED PARTY TRANSACTIONS

Included in accounts payable is $81,195 due to the president for commissions earned and other reimbursable expenses. The president has elected to defer collection in order to be certain the Company has sufficient operating capital.

The Company paid $1,500 and $1,300 for March 31, 2015 and 2014, respectively to the president for accounting services.

The Company president personally guarantees the office lease.

NOTE 4 – INCOME TAXES

The Company records its state and federal tax liability in accordance with Financial Accounting Standards Codification 740. Deferred tax assets are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates.

The net deferred tax asset in the accompanying balance sheet at March 31, 2015 and 2014 includes the following items:

	2015	2014
Deferred tax asset	$ -	$ 1,188
Deferred tax liability	(190)	(105)
Net deferred tax asset	$ (190)	$ 1,083

Deferred taxes are related to a net operating loss carry-forward and depreciation.

The components of income tax expense (benefit) related to continuing operations at March 31, 2015 and 2014 are as follows:

	2015	2014
Federal		
Current provision	$ 1,559	$ -
Deferred provision	764	(195)
	2,323	(195)
State		
Current provision	747	550
Deferred provision	509	(130)
	1,256	420
Totals	$ 3,579	$ 225

NOTE 5 -LEASE COMMITMENTS

The Company leases office space under a non-cancelable lease arrangement. Lease payments over the next five years are as follows:

For the year ended	
2016	$ 6,645
2017	-
2018	-
2019	-
2020	-
Thereafter	-
	$ 6,645

NOTE 6 – CONCENTRATION OF RISK

The majority of the Company's commission income is generated by only a few sales representatives, one of which is the president of the Company. The majority of the Company's commission income is derived from the sales of private placements, annuities and mutual funds.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At March 31, 2015, the Company had net capital of $25,123, which was $18,592 in excess of its required net capital which is the greater of $6,531 or 6 2/3 of aggregate indebtedness. The Company's ratio of indebtedness to net capital was 390 to 1.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of March 31, 2015 through May 14, 2015, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Fairport Capital Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended March 31, 2015
Schedule I

Net Capital		
Total shareholder's equity	$	27,425
Deduct shareholder's equity not allowable for net capital		-
Total shareholder's equity qualified for net capital		27,425
Additions/other credits:		-
Total shareholder's equity and allowable subordinated liabilities		27,425
Deductions/other charges:		
Commissions receivable		(774)
Prepaid rent		(102)
Property and equipment		(226)
Security deposit		(1,200)
Total deductions/other charges		(2,302)
Net capital	$	25,123
Aggregate indebtedness		
Accounts payable and accrued expenses	$	97,968
Total aggregate indebtedness	$	97,968
Computation of basic net capital requirement		
Minimum net capital required	$	6,531
Excess net capital	$	18,592
Ratio: Aggregate indebtedness to net capital		390%

See report of independent registered public accounting firm.

Fairport Capital Inc.
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
For the Year Ended March 31, 2015
Schedule II

Net Capital as reported on 4th Quarter Focus	$	30,326
Adjustments from 4th Quarter Focus to Annual Audit		
Correction of deferred tax from FY 2014		325
Increase for insurance payable		(85)
Current and deferred tax provision		(3,028)
Non-allowable assets reported on Q4 Focus		(2,415)
Total adjustments		(5,203)
Revised Net Capital as reported in the Annual Audit	$	25,123

See report of independent registered public accounting firm.

Fairport Capital Inc.
Exemption Report
March 31, 2015

Fairport Capital Inc. (The Company) asserts, to its best knowledge and belief, the following:

(1) The Company claims an exemption from § 240.15c3-3 under section k(2)(i)

(2) The Company met such exemption provisions in § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

May 13, 2015

Patrick Conway
Fairport Capital, Inc.
14358 N. Frank Lloyd Wright Blvd.
Suite B-14
Scottsdale, AZ 85260

Dear Mr. Conway:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Fairport Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Fairport Capital, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) "will not hold customer funds or safe-keep customer securities." Fairport Capital, Inc. stated that Fairport Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fairport Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fairport Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
May 13, 2015

Fairport Capital Inc.
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended March 31, 2015

Schedule of Assessment Payments

General Assessment	$	-
Payments Made:		
Date Paid:		
10/23/09		832
Amount used in prior year		(150)
		682
Interest on late payment(s)		-
Total assessment balance and interest due (refund)	$	(682)
Prepaid on Form SIPC-7	$	(682)

See independent accountant's agreed upon procedures report on schedule of assessment and payments (Form SIPC-7).

Fairport Capital Inc.
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended March 31, 2015

Calculation of General Assessment

Total revenues	$ 789,019
Additions:	
None	-
Total additions	-
Deductions:	
Revenues pursuant to line 2c(1) - Form SIPC-7	(776,265)
Revenues pursuant to line 2c(8) - Form SIPC-7	(12,754)
Total deductions	(789,019)
SIPC net operating revenues	$ -
General assessment (minimum assessment)	$ -

See independent accountant's agreed upon procedures report on schedule of assessment and payments (Form SIPC-7).

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 3/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FAIRPORT CAPITAL, INC.
14358 FRANK LLOYD WRIGHT BLVD, STE B-14
SCOTTSDALE, AZ 85260

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PATRICK A. CONWAY 480247-5579

2. A. General Assessment (item 2e from page 2)		$ 0
B. Less payment made with SIPC-6 filed (exclude interest)		(682)
________ Date Paid		
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		0
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 0
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$0	
H. Overpayment carried forward	$(682)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FAIRPORT CAPITAL, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 22ND day of APRIL, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2014 4/1/14
and ending 3/31/2015 3/31/15

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$789,019
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. (Retails of Mutual funds and VA's)	776,265
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bank Interest + Rep fee re-imbursements (Deductions in excess of $100,000 require documentation)	12,754
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	789,019
2d. SIPC Net Operating Revenues	$0
2e. General Assessment @ .0025	$0
	(to page 1, line 2.A.)

SIPC Reconciliation Pursuant to SEA 17a-5(c)(4)

Fairport Capital, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments (Form SIPC 6 and SIPC 7) to the Securities Investor Protection Corporation (SIPC) for the periods from April 1, 2014 through March 31, 2015, which were agreed to by Fairport Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Fairport Capital, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Fairport Capital, Inc.'s management is responsible for Fairport Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.

2. Compared audited Total Revenue for the period of April 1, 2014 through March 31, 2015 (fiscal year-end) with the amounts reported on Forms SIPC 7, noting no material differences.

3. Compared any adjustments reported on Form SIPC 7 with supporting schedules and work papers, to the extent such exists, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC 7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC 7 on which it was originally computed, noting no material differences.

We are not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nathan T. Tuttle, CPA

May 13, 2015
Houston, TX

Nathan Tuttle, CPA - 1800 Rivercrest Drive #720 - Sugar Land, TX 77478 - (713) 526-1084